UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67723

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Parkman Whaling Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Travis Street, Suite 600
(No. and Street)

Houston	TX	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Hensley 713-333-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company, P.C.
(Name – *if individual, state last, first, middle name*)

One Riverway, STE 1900	Houston	TX	77056
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Thomas Hensley _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Parkman Whaling Securities LLC _____ , as of December 31 _____ , 20 20 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



EDNA BARRAGAN SANCHEZ
My Notary ID # 128117456
Expires December 3, 2021

_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PARKMAN WHALING SECURITIES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2020

C O N T E N T S

One Riverway Drive, Ste. 1900
Houston, Texas 77056
Office   713.622.2310
Fax   713.622.5613

HARPER | PEARSON

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Parkman Whaling Securities LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Parkman Whaling Securities LLC as of December 31, 2020, the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Parkman Whaling Securities LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Parkman Whaling Securities LLC's management. Our responsibility is to express an opinion on Parkman Whaling Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Parkman Whaling Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control of Securities Under Rule 15c3-3 of the Securities Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Parkman Whaling Securities LLC's financial statements. The supplemental information is the responsibility of Parkman Whaling Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Harper Pearson Company, P.C.

HARPER & PEARSON COMPANY, P.C.

We have served as Parkman Whaling Securities LLC's auditor since 2008.
Houston, Texas
February 25, 2021

PARKMAN WHALING SECURITIES LLC
BALANCE SHEET
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	16,585
Prepaid expenses - other		7,991
TOTAL ASSETS	$	24,576

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	4,550
MEMBER'S EQUITY		20,026
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	24,576

See accompanying notes.

REVENUES:

Investment banking revenue	$	-

EXPENSES:

Office and administrative services fee - Member	406,800
Office license fee - Member	85,200
Professional fees	68,850
Registration fees	10,531
Other administrative fees	1,480
TOTAL EXPENSES	572,861
NET LOSS	(572,861)
Member's equity, beginning of year	22,407
Capital Contribution	570,480
Member's equity, end of year	$ 20,026

See accompanying notes.

PARKMAN WHALING SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash paid for administrative fees and expenses	$ (81,470)
Net cash used in operating activities	(81,470)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contribution from Member	78,480
Net cash provided by financing activities	78,480
NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,990)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	19,575
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 16,585

RECONCILIATION OF NET LOSS TO NET CASH USED IN OPERATING ACTIVITIES	
Net loss	$ (572,861)
Non-cash member contributions	492,000
Change in operating assets and liabilities:	
Increase in prepaid expenses	(609)
Net cash used in operating activities	$ (81,470)

See accompanying notes.

NOTE A   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Parkman Whaling Securities LLC (the "Company") is a Texas limited liability company, formed on June 19, 2008. The Company is located in Houston, Texas and is a wholly-owned subsidiary of Parkman Whaling LLC (the "Member"). The Company's revenues are derived primarily from advisory services. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of Financial Industry Regulatory Authority (FINRA). The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3, and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff.

The following is a summary of significant accounting policies consistently followed by the Company.

Revenue Recognition – Revenue from contracts with customers includes fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company earns fees in exchange for the services it provides and recognizes revenue when the Company has completed its contractual obligations and collection is reasonably assured.

Estimates – The preparation of accrual basis financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement Presentation – The unclassified balance sheet is presented in accordance with industry standards.

Cash and Cash Equivalents – The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Income Taxes – The Company's income, losses, and tax credits will be included in the income tax return of the Member. Accordingly, the Company does not record a provision for federal income taxes. Texas margin tax is accrued and included as a component of management fee and administrative expense. For the year ended December 31, 2020, the Company had no margin tax expense.

The Company believes that all significant tax positions utilized by the Company will more likely than not be sustained upon examination. As of December 31, 2020, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2017 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expenses in the statement of income and member's equity.

2.   AGREEMENTS AND COMMITMENTS

The Company entered into an office and administrative services agreement with Parkman Whaling LLC whereby Parkman Whaling LLC provides administrative and operational services, facilities, furniture and pays overhead expenses of the Company. The Company also entered into an office license agreement to utilize office space for a monthly rent allocation of $7,100.

Office and administrative services and office license fees for 2020 were $492,000. Parkman Whaling LLC contributed capital to the Company in the amount of $570,480, comprised of cash of $78,480 and $492,000 to offset fees charged by Parkman Whaling LLC related to office administrative and operational services and office license fees during the year ended December 31, 2020.

3.   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate daily.

At December 31, 2020 the Company had net capital of $12,035 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .38 to 1 at December 31, 2020. The Securities and Exchange Commission permits a ratio of aggregate indebtedness to net capital for the Company of no greater than 15 to 1.

4.   CONCENTRATIONS AND CREDIT RISK

The Company's demand bank account balance, which was $19,575 at December 31, 2020, is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. It is the Company's practice to utilize high net worth financial institutions to minimize its credit risk.

Generally, no collateral or other security is required to support trade receivables.

5.   COVID-19 Pandemic

The COVID-19 pandemic that occurred during the year ended December 31, 2020 has created economic uncertainties which could negatively impact the operations of the Company. However, the related financial impact and duration cannot be reasonably estimated at this time.

6.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 25, 2021, the date the financial statements were available to be issued.

Effective January 1, 2021 and February 1, 2021, Parkman Whaling LLC, being the sole member of Parkman Whaling Securities LLC made equity capital contributions to the Company, which comprised the Service Fee and Office License Fee payable to Parkman Whaling LLC for the months of January 2021 and February 2021, in the collective amount of $38,000 per month. The capital contributions were deemed equity capital and not a loan, subordinated or otherwise. An additional cash capital contribution of $25,000 was made in February 2021.

No other subsequent events occurred, which require adjustment or disclosure to the financial statements at December 31, 2020.

PARKMAN WHALING SECURITIES LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

NET CAPITAL	
Total member's equity qualified for net capital	$ 20,026
Deductions and/or charges	
Nonallowable assets:	
Prepaid expenses	7,991
Net capital	$ 12,035
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 303
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 7,035
Ratio: Aggregate indebtedness to net capital	.38 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2020, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17a-5.

See report of independent registered public accounting firm.

PARKMAN WHALING SECURITIES LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

Exemption Provisions

The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3, and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) private placements of securities (including private investment in public equity transactions that will be handled on a best-efforts basis; (2) mergers and strategic advisory transactions, valuation advisory, fairness opinions, general strategic advice, and advice to the public and private entities and individuals on the purchase/sale of assets for cash or securities; and (3) recapitalization and reorganization advisory assignments.

See report of independent registered public accounting firm.

HARPER | PEARSON

One Riverway Drive, Ste. 1900
Houston, Texas 77056
Office 713.622.2310
Fax 713.622.5613

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Parkman Whaling Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Parkman Whaling Securities LLC did not identify exemptive provisions to 17 C.F.R. §15c3-3(k) under which Parkman Whaling Securities LLC claimed an exemption during the year ended December 31, 2020 (2) Parkman Whaling Securities LLC stated that Parkman Whaling Securities LLC met the requirements that they (A) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (B) did not carry accounts of or for customers; and (C) did not carry PAB accounts throughout the most recent fiscal year without exception. Parkman Whaling Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Parkman Whaling Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

Harper & Pearson Company, P.C.

HARPER & PEARSON COMPANY, P.C.

Houston, Texas
February 25, 2021

harperpearson.com



Parkman Whaling Securities LLC

600 Travis Street, Suite 600 / Houston, Texas 77002
713-333-8400

Exemption Report

Parkman Whaling Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3, and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) private placements of securities (including private investment in public equity transactions that will be handled on a best-efforts basis; (2) mergers and strategic advisory transactions, valuation advisory, fairness opinions, general strategic advice, and advice to the public and private entities and individuals on the purchase/sale of assets for cash or securities; and (3) recapitalization and reorganization advisory assignments.

(3) The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

Parkman Whaling Securities LLC

I, Thomas Hensley, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Thomas B. Hensley

Thomas Hensley, Chief Financial Officer
February 25, 2021